July 10, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:   Amendment to the Joint Fidelity Bond for Saturna Investment Trust (the "Trust")
        File Nos. 33-13247; 811-05071

Dear Ladies and Gentlemen:

    Reference is made to the Trust's filing of Form 40-17G filed on February 5, 2015 with the U.S. Securities and Exchange Commission (the "Commission") via EDGAR pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "Investment Company Act") (the "Fidelity Bond Filing").¹

    Pursuant to Rule 17g-1(g)(1)(ii) under the Investment Company Act, hereby enclosed for filing with the Commission is Rider No. 13 to the joint fidelity Bond, adding two series of the Trust: Saturna Sustainable Bond Fund; and Saturna Sustainable Equity Fund.

    The following are incorporated into this filing by reference to the Fidelity Bond Filing on January 9, 2015: (i) the Investment Company Blanket Bond, issued by the ICI Mutual Insurance Company, Bond Number 89265114B, effective December 15, 2014 to December 15, 2015, as filed pursuant to Rule 17g-1(g)(1)(ii)(a); and (2) the resolutions of a majority of the Board of Trustees who are not "interested persons" of the Trust, approving the amount, type, form and coverage of the Bond, the portion of the premium to be paid by each Fund, and the agreement among the insured entities.

If you have any questions, you can reach me by phone at (360) 734-9900, extension 311, or via email at trp@saturna.com.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Chief Legal Officer

¹ SEC Accession No. 0000811860-15-000008.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED	BOND NUMBER
Saturna Capital Corporation	89265114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
March 27, 2015	December 15, 2014 to December 15, 2015	/S/ Joseph Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

  Saturna Sustainable Bond Fund
  Saturna Sustainable Equity Fund, each a series of:

Saturna Investment Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)